Filed Pursuant to Rule 424(b)(2)
Registration No. 333-142195

The filing fee of $5,251 related to the securities offered pursuant to registration statement (333-142195) by means of this prospectus supplement is calculated pursuant to Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 18, 2007)

4,500,000 Common Shares

Seaspan Corporation

$33.05 per share

We are selling 4,500,000 of our common shares with this prospectus supplement and the accompanying base prospectus. We have granted the underwriters an option to purchase up to 675,000 additional common shares to cover over-allotments.

Our common shares are listed on The New York Stock Exchange under the symbol “SSW.” The last reported sale price of our common shares on The New York Stock Exchange on August 13, 2007 was $33.40 per share.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page S-4 of this prospectus supplement and page 4 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$33.05	$148,725,000
Underwriting discounts	$1.322	$5,949,000
Proceeds to us (before expenses)	$31.728	$142,776,000

Each of our common shares includes one right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments.

The underwriters expect to deliver the common shares to purchasers on or about August 17, 2007.

Citi	Merrill Lynch & Co.

Dahlman Rose & Company

August 14, 2007

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If information in the prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the common shares in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or the information that is incorporated by reference herein is accurate as of any date other than its respective date.

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SUMMARY

You should carefully read this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference to understand fully our business and the terms of our common shares, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” section beginning on page S-4 of this prospectus supplement and on page 4 of the accompanying base prospectus to determine whether an investment in our common shares is appropriate for you. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their over-allotment option.

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and, for periods before our initial public offering, our predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries that provide us with technical, administrative and strategic services.

Overview

We are an owner of containerships, and we charter them pursuant to long-term, fixed-rate time charters to major container shipping companies. We currently own and operate a fleet of 29 containerships and have entered into contracts for the purchase of an additional 26 containerships.

Our customer base consists of seven of the largest liner companies, including China Shipping Container Lines (Asia) Co., Ltd., A.P. Møller-Mærsk A/S, Mitsui O.S.K. Lines, Hapag-Lloyd USA, LLC, COSCO Container Lines Co., Ltd., Kawasaki Kisen Kaisha Ltd., and Compañía SudAmerica de Vapores SA. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

Recent Developments

On July 18, 2007, we declared a quarterly cash dividend of $0.44625 on our common shares. The cash dividend was paid on August 10, 2007 to all shareholders of record on July 30, 2007.

On July 5, 2007, we took delivery of our 28th vessel, the 3500 TEU COSCO Yingkou. The COSCO Yingkou was constructed by Zhejiang Shipbuilding Co. Ltd. in China and is on charter to COSCO Container Lines Co., Ltd., a subsidiary of China COSCO Holdings Company Limited, for 12 years.

On July 5, 2007, we took delivery of our 29th vessel, the 9600 TEU CSCL Long Beach. The CSCL Long Beach was built by Samsung Heavy Industries Co. Ltd. in Korea, and is chartered to China Shipping Container Lines (Asia) Co., Ltd., a subsidiary of China Shipping Container Lines Co., Ltd., for 12 years.

Management Overview

Our operations are managed by our Manager, Seaspan Management Services Limited, under the supervision of our board of directors. We have entered into long-term management agreements pursuant to which our Manager and its affiliates provide us with technical, administrative and strategic services. Our Manager provides a variety of ship management services, including purchasing, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. Our Manager is owned by trusts established for members of the Dennis Washington family and an entity owned by directors and officers of our Manager and Seaspan Container Lines Limited, or SCLL. SCLL is

primarily owned by an entity controlled by a director of SCLL and an entity that is a member of the Washington Marine Group. The Washington Marine Group is a group of companies engaged in marine transportation and ship building, and is affiliated with the Washington Companies. The Washington Companies invest in and operate railway, mining, environmental remediation, aviation technology and other infrastructure businesses in North America.

Corporate Information

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

The Offering

Common shares offered	4,500,000 shares.

Shares outstanding immediately after this offering	50,396,833 common shares, 7,145,000 subordinated shares and 100 incentive shares if the underwriters do not exercise their over-allotment option.

51,071,833 common shares, 7,145,000 subordinated shares and 100 incentive shares if the underwriters exercise their over-allotment option in full.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including repayment of indebtedness, capital expenditures, working capital and to make vessel acquisitions.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

RISK FACTORS

Any investment in our common shares involves a high degree of risk. In addition to the risk factors described below, you should consider carefully the risk factors beginning on page 4 of our annual report on Form 20-F for the year ended December 31, 2006 and the discussion of risk factors under “Risk Factors” beginning on page 4 of the accompanying base prospectus, as well as the other information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document, before making an investment in our common shares. Any of the risk factors described in our annual report on Form 20-F or the risk factors described under “Risk Factors” beginning on page 4 of the accompanying base prospectus could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares. You may lose all or part of your investment.

We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted.

We have agreed to purchase an additional 26 containerships, incrementally over approximately the next 39 months, at a total purchase price of $1.9 billion, of which $1.6 billion remains outstanding. Our obligation to purchase these additional 26 vessels is not conditional upon our ability to obtain financing for such purchase. To fund the remaining portion of these and other capital expenditures, we will use cash from operations or incur borrowings or raise capital through the sale of additional securities. Use of cash from operations may reduce cash available for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to our shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to distribute a consistent level of dividends from earnings to our shareholders, which could have a material adverse effect on our ability to pay dividends.

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities will impose financial and other restrictions on us, including our ability to pay dividends.

On May 11, 2007, we amended and restated our $1.0 billion credit facility dated August 8, 2005. The amended and restated credit agreement provides for a $1.3 billion single-tranche senior secured seven-year revolving credit facility, of which we have drawn $946.2 million to date. There are restrictions on the amount that can be advanced to us under the $1.3 billion credit facility based on the market value of the vessel or vessels in respect of which the advance is being made. Our $1.3 billion credit facility has a maturity date of May 11, 2014, except that we have the option to extend the facility maturity for an additional year under certain circumstances.

We have also entered into a $365.0 million secured revolving credit facility to complete the acquisition of the two 3500 TEU vessels and the eight 2500 TEU vessels. To date, we have drawn $91.8 million on this facility. The $365.0 million credit facility has a maturity date of (a) for the 2500 TEU vessels, the earlier of (i) the tenth anniversary of the delivery of the final 2500 TEU vessel or (ii) August 31, 2019, or (b) for the 3500 TEU vessels, the earlier of (i) the tenth anniversary of the delivery of the second 3500 TEU vessel or (ii) July 31, 2017.

We have entered into a credit facility for $218.4 million to partially finance the construction of the four 5100 TEU vessels. The facility maturity date is earlier of (a) the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or (b) December 23, 2021. To date, we have drawn $81.5 million under this credit facility.

We have entered into a $920.0 million reducing revolving credit facility to complete the acquisition of two 2500 TEU vessels, four 4250 TEU vessels and eight 8500 TEU vessels. The facility maturity date is earlier of (a) the anniversary date falling twelve years after the scheduled delivery date of the last vessel covered by the credit facility delivered or (b) December 23, 2022. To date, we have not drawn any amount under this credit facility.

Prior to each drawdown under our credit facilities, we are required, among other things, to meet specified financial ratios and other requirements. To the extent that we are not able to satisfy these requirements, we may not be able to draw down under our credit facilities. We may be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our charterers, experience a change of control.

Our credit facilities also impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under one of our credit facilities or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	conduct material transactions with our affiliates except on an arm’s-length basis;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. If we do not comply with the restrictions and covenants in our credit agreements, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

ENVIRONMENTAL AND OTHER REGULATIONS

Canada

The Canada Shipping Act, 2001

On July 1, 2001, the Canada Shipping Act, 2001, or CSA 2001, replaced the Canada Shipping Act as the primary legislation governing marine transport, pollution and safety. However, most of the provisions of CSA 2001 did not come into force until July 1, 2007 when certain regulations necessary to implement these provisions came into effect. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada and establishes the primary regulatory and liability regime for oil pollution prevention and response.

CSA 2001 requires ship owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. Failure of a vessel to comply with these requirements can result in a fine of up to C$1.0 million or imprisonment for a term of not more than 18 months, or both. Lesser offenses, such as failing to comply with the directions of a pollution prevention officer, are subject to a fine of not more than C$100,000.

CSA 2001 also makes it a strict liability offense to discharge a pollutant, including but not limited to, oil from a vessel. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. The maximum fine for marine pollution, or for failing to implement an oil pollution plan, is C$1 million or imprisonment for not more than 18 months, or both. If the discharge of a pollutant continues for more than one day, the person committing the offense may be convicted of a separate offense for each day on which the pollutant is discharged. Lesser offenses, such as failing to comply with directions of the Minister in respect of a pollution incident, are subject to a fine of not more than C$100,000. Depending upon the circumstances of the offense, a person convicted of an offense may be subject to other penalties, such being liable to fund the cost of conducting research into the ecological use and disposal of the pollutant in respect of which the offense was committed.

CSA 2001 also provides the authorities with broad discretionary powers to enforce its requirements. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed.

USE OF PROCEEDS

We will receive net proceeds of approximately $143.0 million after deducting underwriting discounts and estimated offering expenses from the issuance of common shares in this offering, assuming that the underwriters’ over-allotment option is not exercised. We intend to use the net proceeds from this offering for general corporate purposes, including repayment of indebtedness, capital expenditures, working capital and to make vessel acquisitions. We intend to temporarily invest the proceeds of this offering in short-term, investment grade, liquid investments until the funds are required for the purposes described above.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

As of August 10, 2007, there were 45,896,833 common shares outstanding, held by approximately 58 holders, including common shares held in street name, and there were 7,145,000 subordinated shares outstanding held by members of the Washington family, or trusts set up on their behalf, by an entity owned by our chief executive officer, Gerry Wang, and by an entity owned by Graham Porter, a director of our Manager. Our common shares are traded on The New York Stock Exchange under the symbol “SSW.” There is no established public trading market for our subordinated shares.

The following table sets forth, for the periods indicated, the high and low sales prices for our common shares, as reported on The New York Stock Exchange Composite Transactions Tape, and quarterly dividend paid per common share. The last reported sale price of our common shares on The New York Stock Exchange on August 13, 2007 was $33.40 per share.

	Price Range		Dividend Per Common Share(2)
	High	Low
Year ended December 31, 2005
Third Quarter(1)	$21.51	$18.60	$0.23
Fourth Quarter	20.49	17.70	0.425

Year ended December 31, 2006
First Quarter	$21.81	$19.51	$0.425
Second Quarter	22.40	19.70	0.425
Third Quarter	22.97	19.90	0.425
Fourth Quarter	23.50	21.07	0.44625

Year ending December 31, 2007
First Quarter	$27.45	$19.65	$0.44625
Second Quarter	32.77	26.55	0.44625	(3)
Third Quarter(4)	37.75	28.25	N/A

(1)	For the period from August 9, 2005, the date of our initial public offering, through September 30, 2005.
(2)	Dividends declared associated with each respective quarter. The 2005 third quarter dividend of $0.23 per common share was prorated for the period from August 12, 2005, the date of the closing of our initial public offering of common shares, through September 30, 2005, and is equivalent to a quarterly dividend of $0.425 per common share.
(3)	On July 18, 2007 the Board of Directors of the Company declared a dividend of $0.44625 per share which was paid on August 10, 2007 to shareholders of record on July 30, 2007.
(4)	For the period from July 1, 2007 through August 13, 2007.

TAX CONSIDERATIONS

The tax consequences to you of an investment in our common shares will depend in part on your own tax circumstances. For a discussion of the principal U.S. federal income tax considerations and non-U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common shares, please read “United States Tax Considerations,” beginning on page 18, and “Non-United States Tax Consequences,” beginning on page 26 of the accompanying base prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares, other than underwriting discounts and commissions, as follows:

Securities and Exchange Commission Registration Fee	$5,251
Printing and Engraving Expenses	100,000
Legal Fees and Expenses	100,000
Accountants’ Fees and Expenses	50,000
The New York Stock Exchange Listing Fee	21,600
Transfer Agent Fees and Expenses	25,000
Miscellaneous Costs	15,000

Total	$316,851

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunning managers of the offering, and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	1,980,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,980,000
Dahlman Rose & Company, LLC	540,000

Total	4,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.

The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common shares to dealers at the public offering price with a selling concession not to exceed $.7932 per share. If all of the common shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 675,000 additional shares of common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, and our officers and directors, and owners of our subordinated shares have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any shares of our common shares or any securities convertible into or exchangeable for our common shares. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The common shares are listed on The New York Stock Exchange under the symbol “SSW.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common shares.

	Paid by Seaspan Corporation
	No Exercise	Full Exercise
Per share	$1.322	$1.322
Total	$5,949,000	$6,841,350

In connection with the offering, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of common shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common shares made in an amount up to the number of common shares represented by the underwriters’ over-allotment option. In determining the source of common shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases common shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering excluding underwriting discounts and commissions will be approximately $316,851.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospective Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or business, which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates for which they have received and may continue to receive customary fees and commissions. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is a lender under our credit facilities. All of the underwriters in this offering were also underwriters of our initial public offering completed on August 12, 2005. The underwriters and their affiliates may, from time to time in the future, engage in additional transactions with us and perform services for us in the ordinary course of business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel to Marshall Islands Law, Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Bull, Housser & Tupper LLP, Vancouver, British Columbia and by Vinson & Elkins L.L.P., New York, New York. Bull, Housser & Tupper LLP and Vinson & Elkins L.L.P. may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP.

EXPERTS

The financial statements of Seaspan Corporation as of December 31, 2006 and 2005, and for the year ended December 31, 2006, and for the fiscal period from the date of incorporation on May 3, 2005 to December 31, 2005 and the predecessor combined financial statements of the predecessor to Seaspan Corporation as of August 11, 2005 and December 31, 2004 and for the 223-day period ended August 11, 2005 and for the years ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The Commission allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Information that we file later with the Commission will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

In addition to the documents listed in “Information We Incorporate by Reference” beginning on page 1 of the accompanying base prospectus, we incorporate by reference the documents listed below:

•	Current Report on Form 6-K, filed on May 23, 2007, containing the amended and restated $1.0 billion secured loan agreement, dated August 8, 2005 as amended and restated on May 11, 2007;

•	Current Report on Form 6-K, filed on July 17, 2007;

•	Current Report on Form 6-K, filed on July 19, 2007, containing unaudited financial statements for the quarter ended June 30, 2007;

•	Current Report on Form 6-K filed on August 9, 2007, containing the $920.0 million reducing revolving credit facility, dated August 8, 2007; and

•	The description of our common shares contained in our registration statement on Form 8-A, filed by us under the Exchange Act on August 2, 2005.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain Reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the common shares in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or the information that is incorporated by reference herein is accurate as of any date other than its respective date.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by calling us at (852) 2540-1686 or writing us at the following address:

Seaspan Corporation

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong, China

Information provided by the Company

We will furnish, on request, holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rules of The New York Stock Exchange, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Hong Kong would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws, or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PROSPECTUS

Seaspan Corporation

Common Shares

Through this prospectus, we may periodically offer our common shares. This prospectus describes the general terms of our common shares and the general manner in which our common shares will be offered. The prices and other specific terms of the common shares that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

Our common shares are listed on The New York Stock Exchange under the symbol “SSW.”

The common shares issued under this prospectus may be offered directly or through underwriters, agents or dealers, on a continuous or delayed basis. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

Investing in our common shares involves a high degree of risk. You should carefully consider each of the factors referred to under “Risk Factors” beginning on page 4 of this prospectus, contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each of our common shares includes one right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments.

The date of this prospectus is April 18, 2007.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where an offer is not permitted. Information contained on our website does not constitute part of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we may sell the common shares described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the common shares we may offer. Each time we offer common shares, we will provide you with a prospectus supplement that will contain specific information about the terms of the offered common shares. The prospectus supplement may also add, update or change the information contained in this prospectus.

You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with United States generally accepted accounting principles.

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan Corporation,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and, for periods before our initial public offering, our predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries that provide us with technical, administrative and strategic services.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. Our 9600 TEU class vessels, 8500 TEU class vessels, 5100 TEU class vessels, 4250 TEU class vessels, 3500 TEU class vessels, and 2500 TEU class vessels have an actual capacity of 9580 TEU, 8468 TEU, 5087 TEU, 4253 TEU, 3534 TEU, and 2546 TEU, respectively.

i

ABOUT SEASPAN CORPORATION

We are an owner of containerships and we charter them pursuant to long-term, fixed-rate charters to major container liner companies and grow our fleet through additional accretive vessel acquisitions.

Our principal executive offices are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China, and our telephone number is (852) 2540-1686.

Our website is located at http://www.seaspancorp.com. We make our periodic reports and other information filed with or furnished to the Commission available, free of charge, through our website as soon as reasonably practicable. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the Commission.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual and other reports and other information with the Commission. You may read and copy any documents filed by us at the Commission’s public reference room at 100 F Street, N.E. Washington, D.C. 20549. Please call the Commission at 1-(800)-SEC-0330 for further information on their public reference room. Our filings with the Commission are also available to the public through the Commission’s Internet site at http://www.sec.gov. You can also obtain information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, NY 10005, or on our website at http://www.seaspancorp.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the Commission.

INFORMATION WE INCORPORATE BY REFERENCE

The Commission allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Information that we file later with the Commission will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

The documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 or the Exchange Act (excluding those furnished to the Commission on Form 6-K) are incorporated by reference in this prospectus.

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2006;

•	Current Report on Form 6-K filed on January 24, 2007, announcing the delivery of Seaspan’s 22nd vessel, the Maersk-Marystown;

•	Current Report on Form 6-K filed on January 24, 2007, announcing the declaration of a quarterly cash dividend;

•	Current Report on Form 6-K filed on February 12, 2007;

•	Current Report on Form 6-K filed on February 13, 2007;

•	Current Report on Form 6-K filed on March 1, 2007;

•	Current Report on Form 6-K filed on March 8, 2007;

•	Current Report on Form 6-K filed on March 15, 2007, announcing the filing with the Commission by Seaspan of its annual report on Form 20-F for the fiscal year ended December 31, 2006;

•	Current Report on Form 6-K filed on March 15, 2007, containing a notice of Seaspan’s annual meeting and proxy statement;

•	Current Report on Form 6-K filed on March 15, 2007, announcing the delivery of Seaspan’s 24th vessel, the CSCL Zeebrugge;

•	Current Report on Form 6-K filed on March 29, 2007;

•	Current Report on Form 6-K filed on March 30, 2007;

•	Current Report on Form 6-K filed on April 10, 2007;

•	Current Report on Form 6-K filed on April 12, 2007;

•	Current Report on Form 6-K filed on April 16, 2007;

•	Current Report on Form 6-K filed on April 17, 2007; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed by us under the Exchange Act on August 2, 2005.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain Reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong China

Phone: (852) 2540-1686

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rules of The New York Stock Exchange, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

RISK FACTORS

An investment in our common shares involves a high degree of risk. Before you invest in our common shares you should carefully consider those risk factors included in our most recent annual report on Form 20-F, as supplemented by our reports on Form 6-K, each of which is incorporated herein by reference, those risk factors included in this prospectus and those risk factors that may be included in the applicable prospectus supplement together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our common shares. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This may reduce our ability to pay dividends to our shareholders and lower the trading price of our common shares. You may lose all or part of your investment.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation was recently introduced in the United States Congress that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax discussed in “United States Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions” may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and variations of such words and similar expressions are intended to identify forward-looking statements. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	other factors detailed from time to time in our periodic reports, including our prospectus filed with the Commission on November 3, 2006.

Forward-looking statements in this prospectus are necessary estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this prospectus and our most recent annual report on Form 20-F under the heading “Risk Factors.”

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common and subordinated shares. You should carefully review and consider the various disclosures included in this prospectus and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds we receive from the sale of our common shares offered by this prospectus for general corporate purposes, including capital expenditures, repayment of indebtedness, working capital and to make vessel acquisitions.

The actual application of proceeds we receive from the sale of any particular offering of our common shares using this prospectus will be described in the applicable prospectus supplement relating to such offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our articles of incorporation and bylaws. We refer you to our articles of incorporation and bylaws, copies of which have been filed as exhibits to our registration statement filed in connection with our initial public offering and incorporated by reference herein.

Purpose

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity relating to the business of chartering or rechartering containerships to others, any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, and any other lawful act or activity approved by a vote of our board of directors, and so long as the management agreement between us and our Manager has not been terminated, by a majority of outstanding incentive shares, voting separately as a class. “Containerships” includes any ocean-going vessel that is intended to be used primarily to transport containers or is being used primarily to transport containers. Notwithstanding the above, we may engage in any lawful act or activity not otherwise permitted by our articles of incorporation if such is related to any business operation acquired as part of an acquisition of an entity or business, a majority of whose value, as determined by our board of directors, is attributable to acts and activities permitted by the first sentence of this paragraph, provided, such act or activities are not subsequently expanded in any material respect. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized and Outstanding Shares

Under our articles of incorporation, our authorized shares consist of 200,000,000 common shares (referred to in our articles of incorporation as the Class A Common Shares), par value $0.01 per share, 25,000,000 subordinated shares (referred to in our articles of incorporation as the Class B Common Shares), par value $0.01 per share, 100 incentive shares (referred to in our articles of incorporation as the Class C Common Shares), par value $0.01 per share, and 65,000,000 shares of preferred shares (referred to in our articles of incorporation as the Preferred Shares), par value $0.01 per share. As of December 31, 2006, 40,377,250 common shares, 7,145,000 subordinated shares, 100 incentive shares and no preferred shares are issued and outstanding.

Common Shares

Under our articles of incorporation, our common shares will receive quarterly dividends from our operating surplus (as defined below) of $0.425 per share, plus any arrearages in the payment of the $0.425 per share amount from prior quarters, before our subordinated shares are entitled to any dividends from operating surplus. Our common shares will accrue arrearages during the subordination period. The common shares have the voting rights described below under “Voting.”

Subordinated Shares

All of our subordinated shares are owned by trusts set up on behalf of certain members of the Washington family, by our chief executive officer, Gerry Wang, and by an entity owned by Graham Porter, a director of our Manager. Under our articles of incorporation, our subordinated shares may not receive any dividends from our operating surplus (as defined below), until after our common shares have received a quarterly dividend of $0.425 per share and any arrearages in the payment of the $0.425 per share amount from prior quarters. Our subordinated shares do not accrue arrearages. Our subordinated shares will convert to common shares on a one-for-one basis after the expiration of the subordination period as discussed below under “Dividends—Subordination Period.” The subordinated shares have the voting rights described below under “Voting.”

Incentive Shares

Our Manager owns incentive shares that are entitled to share in incremental dividends if target dividend levels have been met. Incentive shares will not convert to common shares. The incentive shares have the voting rights described below under “Voting.”

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will be dependant upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The Marshall Islands Business Corporations Act, or BCA, generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend. In the discussion below, we refer to the quarterly dividend of $0.425 per share as our “base dividend.” If we pay an amount in excess of the base dividend in a quarterly period during the subordination period, it will be paid equally to each common and subordinated share.

All dividends paid to shareholders will be treated as either a dividend from operating surplus or a liquidating dividend. Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus as liquidating dividends.

We will pay dividends on our common and subordinated shares from operating surplus, if any, for any quarter, in the following manner:

•	first, 100% to all common shares, pro rata, until they receive $0.425 per share;

•	second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

•	third, 100% to all subordinated shares, pro rata, until they have received $0.425 per share;

•

after that, 100% to all common and subordinated shares, pro rata, as if they were a single class, subject to the right of the incentive shares to share in incremental dividends, based on specified sharing ratios, once dividends on the common and subordinated shares reach specified target levels beginning with $0.485 per share.

Subordinated shares are not entitled to any arrearages. Liquidating dividends will be paid equally to each common and subordinated share and will not be paid to incentive shares. We do not expect to pay liquidating dividends.

Operating Surplus. Operating surplus generally means:

•	$15.0 million (which may be increased to $30.0 million as described below); plus

•

all of our cash receipts after the completion of our initial public offering, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•

interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels (other than our Contracted Fleet (as such term is defined in our amended and restated articles of incorporation)) during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued to finance the construction projects described in the immediately preceding bullet; less

•

all of our cash expenditures after the completion of our initial public offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends; less

•

cash capital expenditures incurred after the completion of our initial public offering to maintain our vessels and other assets including drydocking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose; less

•	the amount of cash reserves established by our board of directors for future (1) operating expenditures and (2) maintenance capital expenditures.

The $15.0 million amount in the first bullet point above may be increased by our board of directors to $30.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares. The $15.0 million amount cannot be increased in any period in which a dividend on subordinated shares is paid or is payable. Expenditures in the fifth bullet above are referred to as operating expenditures and those in the sixth bullet are referred to as maintenance capital expenditures. When the term “interest” is used in the bullets above, it includes periodic payments made by us under interest rate swap agreements.

As described above, our operating surplus for determining whether we are paying ordinary dividends or liquidating dividends does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $30.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

In return for the fee we pay our Manager for the technical management of our vessels, our Manager is responsible for all maintenance capital expenditures for our vessels other than extraordinary items described in our management agreement. That fee is treated as an operating expenditure and deducted in determining our operating surplus. As a result, we will not separately deduct a maintenance capital item so long as we continue our existing arrangement with our Manager or a similar arrangement regarding technical services for our vessels.

Our articles of incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our board of directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends. In general, liquidating dividends will only be generated from:

•	borrowings;

•	sales of debt and equity securities;

•	sales or other dispositions of vessels; and

•	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

We do not expect to pay liquidating dividends.

Common Share Arrearages. In general, to the extent that during the subordination period our common shares do not receive dividends from operating surplus each quarter in an amount at least equal to the base dividend, a common share arrearage will accrue in the amount of the shortfall. If we sell common shares when any common share arrearage exists, the aggregate amount of the common share arrearage shall be deemed increased so that the amount of the arrearage per common share after the sale shall be the same as the arrearage per common share before the sale.

Adjustment of Base Dividend and Target Dividend Amounts. The base dividend and target dividend amounts for the incentive shares are subject to downward adjustment in the case of liquidating dividends. The base dividend and the target dividend amounts will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the dividend. If the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the ex-dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend and the target dividend levels.

Subordination Period. The subordination period will extend until the first day after the quarter ending September 30, 2008, that each of the following tests have been met:

•	we have paid a dividend in the amount at least equal to the base dividend per share on both the common and subordinated shares for the immediately preceding four-quarter period; and

•

our operating surplus (excluding the amount under the first bullet in the definition of operating surplus) generated during the four-quarter period referred to above at least equaled the base dividend on all of the outstanding common and subordinated shares on a fully diluted basis during that period.

For purposes of the tests, our articles of incorporation provide that our operating surplus generated during the four-quarter period not only exclude all operating surplus existing at the beginning of the period but also, for the sake of clarity, expressly exclude the reversal, during the four-quarter period, of any unused reserves in existence as of the beginning of the period. It is not deemed a reversal if the reserve is drawn down to be used as an expenditure during the period for the purpose the reserve was originally established.

Notwithstanding the tests above, the subordination period will end immediately preceding the occurrence of a change of control of us. As a result, each subordinated share will convert into a common share. Change of control as used here has the same meaning as in the management agreement.

Voting

The common shares and the subordinated shares each have one vote and vote together as a single class except that (i) any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized common shares, increase or decrease the par value of the common shares, or alter or change the powers, preferences or rights of the common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the common shares and (ii) any amendment to the articles of incorporation made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized subordinated shares, increase or decrease the par value of the subordinated shares, or alter or change the powers, preferences or rights of the subordinated shares so as to affect them adversely, must be approved by the holders of not less than a majority of the subordinated shares. Our directors are elected by a plurality vote of the common and subordinated shares voting as a single class. A majority of the common shares and subordinated shares in the aggregate shall constitute a quorum. The incentive shares have no voting rights except (i) that any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized incentive shares, increase or decrease the par value of the incentive shares, or alter or change the powers, preferences or rights of the incentive shares so as to affect them adversely, must be approved by the holders of not less than a majority of the incentive shares and (ii) for so long as our management agreement has not been terminated, any proposed amendment to our purpose as set forth in our articles of incorporation must be approved by not less than a majority of the votes entitled to be cast by the holders of the incentive shares. Any preferred shares have whatever voting rights are provided on their issuance.

Preferred Shares

Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares in the series, which our board of directors may, except where otherwise provided in the preferred shares designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

For purposes of calculating operating surplus, dividends on preferred shares will be treated as if they were interest payments and not dividends.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors is elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Removal of Directors; Vacancies

Our articles of incorporation and bylaws provide that directors may be removed with cause upon the affirmative vote of holders of a majority of the shares entitled to vote generally in the election of directors, voting together as a single class. In addition, our articles of incorporation and bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provide otherwise. Our articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors or by resolution of our board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amendments to Our Bylaws

Our articles of incorporation and bylaws grant our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Republic of the Marshall Islands and our articles of incorporation. Shareholders may amend our bylaws by a vote of not less than 80% of the shares entitled to vote.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation contain provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•

after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting shares that are not owned by the interested shareholder;

•	the shareholder became an interested shareholder prior to the completion of our initial public offering; or

•

the interested shareholder is Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington or any of their affiliates, or any person that purchases shares from any of those individuals or any of their affiliates, provided, the person that purchased such shares does not own more than 1% of our outstanding shares at the time of such acquisition or acquire more than an additional 1% of our outstanding shares other than from those individuals or any of their affiliates.

Generally, a “business combination” includes any merger or consolidation of us or any direct or indirect majority-owned subsidiary of ours with (i) the interested shareholder or any of its affiliates, or (ii) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity that (i) owns 15% or more of our outstanding voting shares, (ii) is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, or (iii) the affiliates and associates of any person listed in (i) or (ii), except that any person who owns 15% or more of our outstanding voting shares, as a result of action taken solely by us shall not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us, not caused, directly or indirectly, by such person.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our common shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors or officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Shareholder Rights Plan

General

Each of our common shares includes one right, or a right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing shareholders prior to our initial public offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement filed in connection with our initial public offering and incorporated by reference herein.

Detachment of the Rights

The rights are attached to all certificates representing our currently outstanding common shares and will attach to all common share certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common shares and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•

10 days following a public announcement that a person or group of affiliated or associated persons or an “acquiring person,” has acquired or obtained the right to acquire beneficial ownership of 20% or more of our outstanding common shares; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an acquiring person.

Existing shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership cannot trigger the rights. In addition, any person that acquires from an existing shareholder common shares that would otherwise result in that person becoming an “acquiring person” will not become an acquiring person due to that acquisition. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common shares by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of common shares.

Until the rights distribution date:

•	our common share certificates will evidence the rights, and the rights will be transferable only with those certificates;

•	any new common shares will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of our common shares at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any common shares we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement generally defines “permitted offer” to mean a tender or exchange offer for all outstanding common shares at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines to be fair to and otherwise in the best interests of our company and our shareholders.

If a flip-in event occurs and we do not redeem the rights as described under the heading “Redemption of Rights” below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of common shares, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

•	50% or more of our assets, cash flow or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “Flip-In Event” above, will have the right to receive the number of common shares of the acquiring company, which has a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common shares is subject to adjustment for any split, dividend or subdivision, combination or reclassification of our common shares occurring prior to the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred shares that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of our common shares on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares.

Redemption of Rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any split, dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, common shares or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one common share per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•

any person other than our existing shareholders becoming the beneficial owner of common shares with voting power equal to 50% or more of the total voting power of all common shares entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of Terms of Rights

During the time the rights are redeemable, we may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is American Stock Transfer and Trust Company.

Listing

Our common shares are listed on The New York Stock Exchange under the symbol “SSW.”

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002

Based on our aggregate world market capitalization, we are not required to provide an auditor’s attestation report on internal control over financial reporting in our annual reports until fiscal years ending on or after July 15, 2007. Thus, our annual report for the year ending December 31, 2007 will be our first annual report to include the auditor’s attestation report on internal control over financial reporting.

UNITED STATES TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective shareholders. Unless otherwise noted, the following discussion is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this prospectus, existing final and temporary regulations thereunder (“Treasury Regulations”), and current administrative rulings, pronouncements and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seaspan Corporation.

In addition, the following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us or the holders of our shares. Nor does this discussion comment on all aspects of U.S. federal income taxation which may be important to certain holders of our shares in light of their particular circumstances, such as holders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, partnerships or other pass-through entities and their investors, or former citizens or long-term residents of the United States), persons that will hold our shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the pass-through entity. If you are a partner in a pass-through entity that holds or may acquire our shares, you should consult your tax advisor to determine the appropriate tax treatment to you of that entity’s ownership of our shares.

No ruling has been or will be requested from the Internal Revenue Service (“IRS”) regarding any matter affecting us or prospective shareholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common shares and the prices at which our common shares trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for dividends and thus will be borne indirectly by our shareholders. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

United States Federal Income Taxation of Our Company

Taxation of Operating Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation that earns income from transportation beginning or ending in the United States is subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax or (ii) the net basis tax and branch profits tax.

The 4% Gross Basis Tax

We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United

States, unless the exemption provided under Section 883 of the Code (the “Section 883 Exemption”) applies (as more fully described below under “The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our Transportation Income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the Transportation Income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of Transportation Income from voyages that begin and end in the United States would be U.S. source, we do not expect to have any Transportation Income from voyages that begin and end in the United States.

The Net Basis Tax and Branch Profits Tax

We currently do not have (and do not expect to have) a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source Transportation Income, such Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (“U.S. Effectively Connected Income”).

If, contrary to the above, we earn U.S. Effectively Connected Income, that income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%) unless the Section 883 Exemption (as discussed below) applies. However, the 4% U.S. federal income tax described above is inapplicable to U.S. Effectively Connected Income.

Unless the Section 883 Exemption applies, a 30% branch profits tax imposed under Section 884 of the Code also would apply to any earnings resulting from our U.S. Effectively Connected Income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a ship that has produced U.S. Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a ship, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the 4% gross basis tax or the net basis tax and branch profits tax described above on its U.S. source Transportation Income attributable to voyages that begin or end (but not both) in the United States (“U.S Source International Shipping Income”).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it meets the following three requirements:

(i)	it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

(ii)	it satisfies one of the following three ownership tests: (a) the more than 50% ownership test (the “50% Ownership Test”), (b) the controlled foreign corporation test (the “CFC Test”) or (c) the “Publicly Traded Test”; and

(iii)	it meets certain substantiation, reporting, and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we meet the first requirement for the Section 883 Exemption.

Regarding the second requirement for the Section 883 Exemption, we do not expect to meet the 50% Ownership Test or the CFC Test. The analysis of our ability to meet the Publicly Traded Test follows.

The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption. For this purpose, if one or more 5% shareholders own in the aggregate 50% or more of the vote and value of a class of equity for more than half of the days during a taxable year, such class of equity will not be treated as primarily and regularly traded on an established securities market for that year (the “5% Override Rule”). For purposes of applying the 5% Override Rule, a 5% shareholder is a shareholder holding, directly, indirectly or constructively, at least 5% of the vote and value of a class of equity (a “5% Shareholder”).

The Section 883 Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. We anticipate that our common shares, including common shares issued in connection with this prospectus, will be “primarily traded” on The New York Stock Exchange during the current year and foreseeable future years.

Under the Section 883 Regulations, our shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing in the aggregate more than 50% of our outstanding stock, by voting power and value, is listed on such market or markets, which we refer to as the listing threshold. We believe our common shares listed on The New York Stock Exchange will represent more than 50% of our outstanding stock by voting power and expect that such shares also will represent more than 50% of our outstanding stock by value for the current year and foreseeable future years. Therefore, we believe that we will satisfy the listing threshold.

It is further required with respect to each class of stock relied upon to meet the listing threshold that: (i) such class of stock is traded on an established securities market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We expect that we will satisfy these trading frequency and trading volume tests for the current year and foreseeable future years.

As discussed above, if 50% or more of our common shares are owned by 5% Shareholders for more than half of the days during a taxable year, our common shares will be treated as failing the Publicly Traded Test under the 5% Override Rule. To identify 5% Shareholders for purposes of applying the 5% Override Rule, the Section 883 Regulations permit us to rely on those persons who are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common shares. The Section 883 Regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

There is some uncertainty as to whether our common and subordinated shares will be treated as a single or two separate classes of stock for purposes of applying the 5% Override Rule. At the present time, regardless of whether they are treated as a single or two separate classes of stock for this purpose, we expect that we will not be subject to the 5% Override Rule for the current year and therefore will satisfy the Publicly Traded Test and qualify for the Section 883 Exemption for the current year. However, 5% Shareholders may acquire or own additional stock in us at any time, and thus there can be no assurance that we will not be subject to the 5% Override Rule for the current or any future year, and there can be no assurance that we will qualify for the Section 883 Exemption for the current or any future year.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is an individual U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions

Subject to the discussion of passive foreign investment companies (“PFICs”), below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential tax rates (through 2010) provided that: (i) such shares are readily tradable on an established securities market in the United States (such as The New York Stock Exchange on which our common shares are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (iii) the U.S. Individual Holder has owned the shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2011 or later will be taxed at rates applicable to ordinary income.

Under proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax imposed on qualified dividend income may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Any dividends paid on our common shares that are not eligible for the preferential rate of tax on qualified dividend income will be taxed as ordinary income to a U.S. Individual Holder. See below for special rules, however, that may be applicable in the event we are treated as a PFIC.

Consequences of Possible CFC Classification

If more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote (each, a “CFC Shareholder”), we could be treated as a controlled foreign corporation (“CFC”). CFC Shareholders are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. Although we do not believe we are a CFC, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

Sale, Exchange or other Disposition of Common Shares

Subject to the PFIC discussion, below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of Possible PFIC Classification

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or (ii) at least 50% of the average value of the assets held by us during such taxable year is attributable to assets that produce passive income or are held for the production of passive income.

For purposes of determining whether we are a PFIC, we are treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services does not constitute passive income. By contrast, rental income earned by us does generally constitute passive income unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

While there are legal uncertainties involved in this determination, our counsel, Vinson & Elkins L.L.P., is of the opinion that we are not a PFIC based on certain representations that we have made to them regarding the composition of our assets, the source of our income, and the nature of our chartering activities and other operations following this offering, including:

•	all time charters we have entered into are substantially similar to those that we provided to Vinson & Elkins L.L.P.;

•	the estimated useful life of each of our vessels subject to a time charter will be 30 years from the date of delivery under the charter;

•	the total payments due to us under the charters are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income from our chartering activities with China Shipping/CSCL Asia, MOL, and COSCON will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels chartered to China Shipping/CSCL Asia, MOL, and COSCON will exceed the gross value of all other assets we own at all relevant times.

In addition to these representations, the opinion of Vinson & Elkins L.L.P. that we are not a PFIC is based principally on the position that at least a majority, if not all, of the gross income we derive from our time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, such services income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, at least a majority, if not all, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. Regarding this position, the opinion of Vinson & Elkins L.L.P. assumes that all future time charters that we will enter into are substantially similar to those we provided to them for their review. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position and the opinion we have received from Vinson & Elkins L.L.P. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year during which a U.S. Holder owns shares, that U.S. Holder generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC). Such a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election (a “QEF Election”) to treat us as a “Qualified Electing Fund.” As an alternative to making a QEF Election, a U.S. Holder should be able to make a “Mark-to-Market” election with respect to our common shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common shares were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC with respect to a U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing Holder”), such U.S. Holder would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we are a PFIC and a Non-Electing Holder who is an individual dies while owning our shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares (other than a partnership or other entity or arrangement treated as a partnership or pass-through entity) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax if those distributions are effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the distributions are not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Shares

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common shares is generally the same as described above regarding distributions. However, Non-U.S. Holders who are individuals can also be subject to tax on U.S. source gain resulting from the disposition of our common shares if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, dividend payments, other taxable distributions and proceeds of dispositions of our common shares paid to a U.S. Holder will be subject to information reporting requirements. Such payments or distributions to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W8-IMY, as applicable.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such taxpayer’s U.S. federal income tax liability by filing a refund claim with the IRS.

NON-UNITED STATES TAX CONSEQUENCES

Marshall Islands Tax Consequences

The following discussion is the opinion of Dennis J. Reeder, Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the common shares.

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

Canadian Federal Income Tax Consequences

The following discussion is the opinion of Bull, Housser & Tupper LLP, our counsel as to certain matters of Canadian law, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident only in the United States and who deal at arm’s length with us (U.S. Resident Holders).

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident in Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment or fixed base in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a taxation year if our principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of the year. Income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. For a further discussion, separate from this opinion, of the tax consequences of us becoming a resident in Canada, please read the section entitled “Risk Factors—Tax Risks” included in our most recent annual report on Form 20-F, which is incorporated herein by reference.

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares, other than underwriting discounts and commissions, as follows:

Commission Registration Fee	$	*
Printing and Engraving Expenses		100,000	**
Legal Fees and Expenses		100,000	**
Accountants’ Fees and Expenses		100,000	**
The New York Stock Exchange Listing Fee		***
National Association of Securities Dealers, Inc. Listing Fee		75,500
Blue Sky Fees and Expenses		15,000	**
Transfer Agent Fees and Expenses		25,000	**
Miscellaneous Costs		15,000	**
Total		$430,500	**

*	Under Commission Rule 456(b) and 457(r), the Commission registration fee will be paid at the time of any particular offering of securities under the registration statement, and is therefore not currently determinable.
**	Because an indeterminate amount of securities is covered by this registration statement, the expenses in connection with the issuance and distribution of the securities are not currently determinable. The amounts shown are estimates of expenses for the amount of securities which the registrant is currently authorized to issue, but do not limit the amount of securities that may be offered.
***	The listing fee is based upon the principal amount of securities listed, if any, and is therefore not currently determinable.

UNDERWRITING

We may sell or distribute the common shares included in this prospectus through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we may sell some or all of the common shares included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we may enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus. We may enter into hedging transactions with respect to our common shares. For example, we may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell common shares covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use common shares pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use common shares received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge common shares to a financial institution or other third party that in turn may sell the common shares short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our common shares or in connection with a concurrent offering of other securities.

Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the common shares pursuant to this prospectus.

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

At the time that any particular offering of common shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of common shares being offered, the purchase price of the common shares, the initial offering price of the common shares, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through The New York Stock Exchange, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to all of the common shares being registered under this registration statement.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any common shares being registered pursuant to Commission Rule 415 under the Securities Act.

If more than 10% of the net proceeds of any offering of common shares made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL MATTERS

The validity of the common shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel to Marshall Islands Law, Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Bull, Housser & Tupper LLP, Vancouver, British Columbia and by Vinson & Elkins L.L.P., New York, New York. Bull, Housser & Tupper LLP and Vinson & Elkins L.L.P. may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law.

EXPERTS

The financial statements of Seaspan Corporation as of December 31, 2006 and 2005, and for the year ended December 31, 2006, and for the fiscal period from the date of incorporation on May 3, 2005 to December 31, 2005 and the predecessor combined financial statements of the predecessor to Seaspan Corporation as of August 11, 2005 and December 31, 2004 and for the 223-day period ended August 11, 2005 and for the year ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Hong Kong would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws, or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

4,500,000 Common Shares

Seaspan Corporation

PROSPECTUS SUPPLEMENT

August 14, 2007

Citi	Merrill Lynch & Co.

Dahlman Rose & Company